FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of AUGUST, 2007

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

1066 West Hastings Street , Suite #1640, Vancouver, B.C. Canada, V6E 3X1

(Address of principal executive offices)

Attachments:

1.

News Release dated August 1, 2007- International KRL Resources Corp. and Logan Resources Ltd. Stake Additional Ground Prospective for Nickel at Turn River Project.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Logan Resources Ltd.

(Registrant)

Date: September 18, 2007

By: /s/ Judith T. Mazvihwa

 Name

Its: CFO/Director

(Title)

LOGAN RESOURCES LTD.

NEWS RELEASE

TSX-V: LGR

PK (USA): LGREF

Wednesday August 1, 2007

INTERNATIONAL KRL RESOURCES AND LOGAN RESOURCES STAKE ADDITIONAL GROUND PROSPECTIVE FOR NICKEL AT TURN RIVER PROJECT

Vancouver – Wednesday, August 1, 2007 – International KRL Resources Corp. (TSXV:IRK) and Logan Resources Ltd. (TSXV:LGR) today jointly announced that they have staked an additional 1,311 claims prospective for nickel at the Turn River Project in the Cassiar Plateau region of the Yukon. The massive uranium-nickel project now consists of 3,531 claims over twelve independent blocks, covering approximately 74,287 hectares (183,567) acres. Each company holds a 50% interest in the project.

The newly staked ground is the largest of the twelve claim blocks and covers a package of ultramafic intrusives and volcanics. Samples collected by the GSC in a 2003 regional stream geochemical survey, returned values up to 545 ppm nickel from the newly staked claims.

“The elevated nickel values as well as the coincident ultramafic intrusive package make this a prime target area for nickel exploration. This addition increases the significance and value of the Turn River project and further diversifies the exploration portfolios of both companies,” said Mike Hibbitts, Vice President of Exploration.

In addition to the nickel potential, the Turn River project has tremendous uranium discovery potential. The highest known uranium silt geochemical values in the Yukon are found in the Cassiar Plateau region. The uranium silt geochemical values of samples collected from the property are also consistently high, with significant values of up to 291 ppm, which is 21 times higher than the 95th percentile (13.6 ppm) for uranium silt geochemical samples in the Yukon and 8 times higher than the 95th percentile (34.7 ppm) in the Cassiar Plateau.

The two companies plan to carry out an aggressive exploration program on this property including airborne radiometric surveys, prospecting, mapping and geochemistry.

Michael Hibbitts, P.Geo, Vice President Exploration is the Qualified Person for this property.

About International KRL Resources Corp.:

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and advancement of Canadian mineral properties. It has a tremendous property portfolio prospective for uranium, copper, gold and nickel. The Company is currently drilling at its Nor IOCG project in the Yukon. For more information on the properties and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.

About Logan Resources Ltd.:

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing Canadian mineral properties prospective for precious metals, base metals and uranium. It has an exceptional property portfolio with discovery potential.  The Company is currently exploring for copper, gold, uranium and nickel in the Yukon Territory, uranium in Saskatchewan's uranium-rich Athabasca Basin (Carswell) as well as gold, silver, lead and zinc in British Columbia (Redford, Albert Creek, Antler Creek. For more information on the property portfolio and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

On Behalf of the Board of International KRL Resources Corp. and Logan Resources Ltd.

“Judith T. Mazvihwa”

---------------------------

Judith T. Mazvihwa

CFO & Director

For further Information Please Contact:

Judith T. Mazvihwa, CFO & Director

International KRL Resources Corp. & Logan Resources Ltd.

604-689-0299 x223

Natasha Blackburn, Director of Corporate Development

International KRL Resources Corp. & Logan Resources Ltd.

604-689-0299 x 224

The RAYA Group, Investor Relations - Logan Resources Ltd.
Toll-free: 1-877-626-2121

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.